                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*

                             NetScout Systems, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                            Common Stock PAR USD .001
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64115T104
                    -----------------------------------------
                                 (CUSIP Number)

                                     5/31/02
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               [x] Rule 13d-1(b)

                               [ ] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequentamendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115T104                 SCHEDULE 13G              Page 2  of 7 Pages

(1)      Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Atlantic Trust Company, N.A.
         04-2986713

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a)  [ ]
                                                                      (b)  [ ]

         -----------------------------------------------------------------------

(3)      SEC Use Only

         -----------------------------------------------------------------------

(4)      Citizenship or Place of Organization

         Atlantic Trust Company, N.A. is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

         -----------------------------------------------------------------------

                  (5)      Sole Voting Power
                           1,003,000

                  --------------------------------------------------------------

  Number of       (6)      Shared Voting Power
   Shares                  10,332,722
Beneficially
  Owned by        --------------------------------------------------------------
    Each
  Reporting       (7)      Sole Dispositive Power
   Person                  1,003,000
    With
                  --------------------------------------------------------------

                  (8)      Shared Dispositive Power
                           10,332,722

         -----------------------------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         11,335,722 shares

         -----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                            No [ ]

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)
         38.0%

         -----------------------------------------------------------------------

(12)     Type of Reporting Person  (See Instructions)
         BK

         -----------------------------------------------------------------------

CUSIP No. 64115T104

Item 1 (a)        Name of Issuer

                  NetScout Systems, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices

                  310 Littleton Road
                  Westford, MA  01886
                  United States

Item 2 (a)        Name of Person Filing

                  Atlantic Trust Company, N.A.

Item 2 (b)        Address of Principal Business Office or, if none, Residence

                  100 Federal Street, Floor 37, Boston, MA 02110-1802

Item 2 (c)        Citizenship

                  Atlantic Trust Company, N.A. is a limited purpose, national chartered trust company, regulated by the Office of the Comptroller of the Currency

Item 2 (d)        Title of Class of Securities

                  Common Stock PAR USD .001

Item 2 (e)        CUSIP Number

                  64115T104

                                Page 3 of 7 Pages

CUSIP No. 64115T104

Item 3 If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [ ]

                           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b)      [X]

                           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c)      [ ]

                           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      [ ]

                           Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                  (e)      [ ]

                           An investment adviser in accordance with 240.13d-1(b)(1) (ii)(E);

                  (f)      [ ]

                           An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

                  (g)      [ ]

                           A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

                  (h)      [ ]

                           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)      [ ]

                           A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)      [ ]

                           Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                                Page 4 of 7 Pages

CUSIP No. 64115T104

Item 4            Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)      Amount beneficially owned: 11,335,722 shares.

                  (b)      Percent of class: 38.0%.

                  (c)      Number of shares as to which the person has:

                           (i) Sole power to vote or to direct the vote
                           1,003,000.

                           (ii) Shared power to vote or to direct the vote 10,332,72.

                           (iii) Sole power to dispose or to direct the disposition of 1,003,000.

                           (iv) Shared power to dispose or to direct the disposition of 10,332,722.

                  Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d3(d)(1).

Item 5            Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  Instruction: Dissolution of a group requires a response to this item.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Atlantic Trust Company, N.A., a limited purpose, national chartered trust company, has aggregate holdings of NetScout Systems, Inc. exceeding 5% which require us to file this form. Holdings of this security exceed 5% by the following persons:

                  Anil Singhal Revocable Trust
                  Jyoti Popat Grat#2 Inv. Trust

                                Page 5 of 7 Pages